Enervolt

ANNUAL REPORT



295 East Main St #17
Ashland, OR 97520

This Annual Report is dated December 31, 2019.

BUSINESS

Business Description

Enervolt's vision is to be a world leader in the simplicity of design and the effective implementation of innovative, alternative energy systems and products that dramatically improve how energy is harvested, utilized, managed, monitored, and stored, resulting in better performance and thereby using less energy. In other words, the company's products are so intuitive that anyone can utilize them. Enervolt's ongoing aim is to capture the enthusiastic attention of consumers, businesses, and governments worldwide.

The company's ultimate goal is to create a world where energy is as readily accessible and easily utilized as air. Enervolt will accomplish this objective by continually improving energy efficiency, lowering costs, and reducing environmental impact while maintaining the highest quality standards.

Enervolt's teams design, install and distribute custom energy systems and products that manage and optimize energy use and storage from individual user requirements to enterprise-level business needs. The company's innovative energy solutions include its proprietary charge controller (Nexus Charge Optimizer, with patent pending), Power Management Units (Nexus Core), and the latest evolution in super-capacitor batteries, solar panels, and other key energy components. Each component will be specifically selected to meet the unique needs of each client's use requirements. Enervolt has also developed a patented, highly efficient electric motor that runs without the use of magnets or a shaft as used in other electric motors. The motor can be scaled from very small to very large (for example, for use with small drones or very large delivery vehicles) and made from a variety of materials including lightweight durable plastic. This remarkable motor has moved from idea to design to multiple working prototypes and is anticipated to be available for commercial use in the next year.

By way of background, Enervolt began as Apparent Energy, founded in Ashland, Oregon as an L.L.C. in 2012 and incorporated in the State of Nevada in 2013. The company operates from an office and engineering lab in Ashland, Oregon. In 2019 Enervolt launched products on Amazon and will be expanding in 2020 into three other online marketplaces.

Of particular note, the Indian government is committed to upgrading rickshaws from gasoline to electric and Enervolt is proposing a cutting edge, cost-effective solution to significant players in the rickshaw industry that promises to revolutionize the industry for manufacturers, fleet owners, and drivers.

Previous Offerings

- Between April 24, 2018 and January 1, 2019, we sold 47,845 shares of common stock in exchange for $2.50 per share under Regulation Crowdfunding.

- May 22, 2017, Regulation D, 1200000 Common stock. Use of proceeds: The net proceeds from the sale of the Shares under this offering were used for: (i) research and development; (ii) marketing; (iii) general and administrative expenses; and (iv) general corporate purposes. Development activities will include, but will not be limited to, product development, third party engineer reviews, legal patent fees, and establishing relationships with vendors

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018
We began generating sales in the 3rd quarter of 2019 on our Golf Cart Flex Kit, and began selling on Amazon in the 4th quarter. Our total sales in 2019 amounted to $9,144. In 2018 we were still in the Research and Development phase and did not generate any revenues. Our profit margin is approximately $88 per unit on the Golf Kart Flex Kit. Based on our forecast, with the liquidity from a future offering of 1.07 Million, we anticipate that we could operate the business for 15 months without revenue generation.

All of these numbers are based on our current burn rate, estimates from manufacturers, and other factors. Major expenses are employee salaries related to our research and development. Beyond that parts for testing and building are our second largest expense with the engineers needing to try and break what they have built to see how far they are able to push our products above competitors. Once the funding from this raise is available we'll look to get the newest version of our Nexus, and our new Nexus Core, to market within 3 to 6 months.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $4,066. [*The Company intends to raise additional funds through an equity financing.*]

The Company is currently generating operating losses and requires this infusion of capital to continue business operations including finishing the design and implementation of our Nexus Core, release an upgraded version of our Nexus, and continue increasing our sales on the Golf Kart Flex Kit. We will seek to raise additional capital in the event of needing to move more quickly in the marketplace against a competitor or with one of our other patented products or to meet other essential growth goals.

The use of such proceeds will include work to finalize intended partnerships, finish the work on the current products, improvement on the data collection feature, doing additional manufacturing product runs, and pursuing third party verification of our technology.

Debt

The Company has outstanding loans for $119,300 payable to investors. The loans have been issued in compliance with all Regulations, and do not currently bear interest at 3% per annum, and a repayment schedule, if applicable, has not been determined. The Company has outstanding payables of $313,000 and accrued wages of $187,000 payable to Officers of the Company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Bill Patridge	President & CEO
Hani Hajje	Founder and Board Member
Nick Baida	Vice President of Product Development
Nagaraj Murthy	Director
William Go	Director
Brett B	Investor

Bill Patridge

Over a career that spans four decades, Bill has served as President and CEO of four privately held companies, which he later took public on NASDAQ: Future Communities, a building conglomerate, Growth Sciences, a scientific and research development company, Patco Industries, a law enforcement products company, and Applied Laser Systems. Bill was directly responsible for raising over $30,000,000 for Applied Laser Systems. Since 2014 Bill has been the President and CEO of Apparent Energy. He is also P resident & CEO of Hedgebrook Inc., a shell company, from 2012 - Present

Hani Hajje

Hani Hajje is an engineer and serial entrepreneur. Hani started his first e-commerce software company Power Solutions, Inc. in 1995 and had a success exit. Hani later joined a payment processing company Merchant e-Solutions and was on the executive team till they sold in 2012. Hani is a co-founder of Apparent Energy and has been a board member of the company since 2012.

Nick Baida

Nick Baida is the owner of 7 businesses. Since Nick became an Officer Company in August 2017, the Company has moved forward in a positive note by creating structure and teamwork to achieve our goals. Nick is also one of the creators behind our patents. Nick has been the CEO and owner of Sunshine Large Load Laundry since 2007 - Present, and NBC Incorporated, a company that buys and sells houses, for profit, since 1998 - Present.

Nagaraj Murthy

Nagaraj Murphy has been a board member since 2014. He is a dentist that practicing in Southern California and an investor in various companies.

William Go

William Go started as an engineer with Cisco Systems. Since that time he has worked in the investment world managing investments. Since 2014 William Go has been a managing partner of Johnny Carino's restaurant chain. William Go has been a board member of Apparent Energy since 2017.

Brett B

Brett helped found the company and is now working on his own projects and businesses

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name of Beneficial Owner	Amount and nature of Beneficial ownership	Percent of class
Common Stock	Nagaraj Murthy	1,064,000 shares	24.19%
Common Stock	William Patridge	782,000 shares	17.78%
Common Stock	Brett Belan	585,000 shares	13.30%
Common Stock	Hani Hajje Living Trust	575,161 shares	13.07%
Common Stock	All Directors and Officers	2,864,401 shares	64.59%

RELATED PARTY TRANSACTIONS

Stockholders and potential stockholders / related parties have provided funds throughout the years to the Company. These funds are convertible to Common Stock at the request of the investor. As of December 31st, 2019, notes of $119,300 were included on the balance sheet. See also Note 5, below.
Leases: The Company leases office space on verbal month to month terms from Hani Hajje, one of the Company's original founders, stockholder and director. At December 31, 2019, the monthly lease of $1650 includes base rent, insurance and taxes.. For the years ended December 31, 2019, 2018, and 2017, the Company incurred a total out of pocket expense of $0, $0 and $7,843, respectively, under this lease agreement.

OUR SECURITIES

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2019, 4,399,406 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 8, 2019.

Enervolt

By   /s/   DocuSigned by:

EC9E8803B5A84D5...

Name: William Patridge

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS
(see attached)

CERTIFICATION

     I, William Patridge, Principal Executive Officer of Enervolt, hereby certify that the financial statements of Enervolt included in this Report are true and complete in all material respects.

DocuSigned by:

[signature]

EC9E8803B5A84D5...

Principal Executive Officer

Enervolt

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Bank Test	0.28
Sales	5,244.00
Amazon Product Sales	5,200.00
Amazon Returns	-1,300.00
Total Sales	**9,144.00**
Shipping, Delivery Income	371.89
Total Income	**$9,516.17**
Cost of Goods Sold	
Cost of Goods Sold	10,380.41
Other Costs - COS	370.00
Supplies & Materials - COGS	0.00
Total Cost of Goods Sold	**$10,750.41**
GROSS PROFIT	**$ -1,234.24**
Expenses	
Advertising	298.00
Bank Charges	399.06
Consulting	20,582.34
Cost of Sales	
Amazon Cost of Advertising	457.14
Amazon FBA Selling Fees	682.50
Amazon Seller Subscription Fee	199.95
Amazon Storage Fees	23.63
Amazon Transaction Fees	229.41
Shipping to Customers	534.18
Total Cost of Sales	**2,126.81**
Dues & Subscriptions	4,930.39
Finance Charge	264.03
Freight & Delivery	1,077.95
Interest Expense	3,769.48
marketing	
Web design	460.00
Total marketing	**460.00**
Meals and Entertainment	93.34
Office Expenses	957.83
Outside Services Rendered	2,514.00
Payroll Expenses	
Accrued Wages	187,000.00
Benefits and Perks	0.00
Taxes	4,648.80

Enervolt

PROFIT AND LOSS

January - December 2019

	TOTAL
Wages	47,204.89
Total Payroll Expenses	**238,853.69**
Promotional	8,000.00
Rent or Lease	23,100.00
Research & Development	18,072.95
Solar	440.53
Subcontractors	20,650.00
Total Research & Development	**39,163.48**
Shipping and delivery expense	2,539.26
State Tax	-0.04
Stationery & Printing	1,022.46
Taxes & Licenses	808.44
Travel	199.00
Unapplied Cash Bill Payment Expense	0.00
Uncategorized Expense	200.00
Utilities	1,645.76
Total Expenses	**$353,005.28**
NET OPERATING INCOME	$ -354,239.52
NET INCOME	$ -354,239.52

Enervolt

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Credit Card Reward Credits	900.00
Total Income	**$900.00**
Cost of Goods Sold	
Supplies & Materials - COGS	0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$900.00**
Expenses	
Bank Charges	293.50
Commissions & fees	8,916.23
Consulting	38,252.25
Cost of Labor	2,040.00
Dues & Subscriptions	3,782.55
Finance Charge	386.67
Freight & Delivery	13.40
Interest Expense	1,989.55
Legal & Professional Fees	24,688.75
marketing	1,775.00
Meals and Entertainment	3,081.91
Office Expenses	869.51
Outside Services Rendered	35,830.00
Payroll Expenses	
Accrued Wages	0.00
Benefits and Perks	312.42
Taxes	5,619.47
Wages	63,333.00
Total Payroll Expenses	**69,264.89**
Promotional	10,000.00
Rent or Lease	0.00
Research & Development	23,540.02
Solar	-435.00
Subcontractors	-6,130.48
Total Research & Development	**16,974.54**
Shipping and delivery expense	273.52
State Tax	162.38
Stationery & Printing	337.89
Taxes & Licenses	244.01
Travel	8,131.57
Travel Meals	126.05
Unapplied Cash Bill Payment Expense	-0.02
Utilities	1,066.00
Total Expenses	**$228,500.15**
NET OPERATING INCOME	**$ -227,600.15**
NET INCOME	**$ -227,600.15**

Enervolt

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon settlement account	1,111.32
Master Account (4506)	199.88
Peoples General Account	3,381.10
Peoples Holding Account	485.00
Total Bank Accounts	**$5,177.30**
Other Current Assets	
Deferred Salary/Consulting Asset	308,997.29
Deferred Tax Asset	146,000.00
Inventory Asset	
180W Golf Cart Flex Kits- Amazon	2,273.25
180W Golf Cart Flex Kits- office	7,144.50
Flex Fit Solar panels	0.00
Flex Kit shipping boxes	1,409.46
Nexus Controller	6,875.00
Total Inventory Asset	**17,702.21**
Other Current Asset	0.00
Payroll Corrections	0.00
Payroll Refunds	0.00
Prepaid Expenses	0.00
Prepaid Freight In	
Amazon Inbound Services Fees	146.42
Import freight, Duty & Taxes paid	1,001.94
Total Prepaid Freight In	**1,148.36**
Uncategorized Asset	94.53
Total Other Current Assets	**$473,942.39**
Total Current Assets	**$479,119.69**

Enervolt

BALANCE SHEET

As of December 31, 2019

	TOTAL
Fixed Assets	
Accumulated Depreciation	-1,142.00
Buildout	6,982.00
Furniture & Equipment	7,148.85
Patents	54,638.00
Accumulated Amortization	-1,426.00
Total Patents	**53,212.00**
Total Fixed Assets	**$66,200.85**
Other Assets	
Loans made	8,000.00
Total Other Assets	**$8,000.00**
TOTAL ASSETS	**$553,320.54**

Enervolt

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Cards Payable	28,046.71
Total Credit Cards	**$28,046.71**
Other Current Liabilities	
Direct Deposit Payable	0.00
Expenses due to Shareholders	11,794.31
Other Current Liabilities	23,100.00
Payroll Liabilities	
Accrued wages	187,000.00
Federal Taxes (941/944)	3,378.34
Federal Unemployment (940)	75.08
OR Employment Taxes	471.69
OR Income Tax	0.00
OR Statewide Transit Taxes	7.22
Total Payroll Liabilities	**190,932.33**
Reserve Line	0.00
Total Other Current Liabilities	**$225,826.64**
Total Current Liabilities	**$253,873.35**
Long-Term Liabilities	
Shareholder Notes Payable	107,500.00
Total Long-Term Liabilities	**$107,500.00**
Total Liabilities	**$361,373.35**
Equity	
Common Stock	1,870,182.25
Start Engine Common Stock	117,017.50
Total Common Stock	**1,987,199.75**
N/P Related Parties	0.00
Paid in Capital	0.00
Retained Earnings	-1,441,013.04
Net Income	-354,239.52
Total Equity	**$191,947.19**
TOTAL LIABILITIES AND EQUITY	**$553,320.54**

Enervolt

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Master Account (4506)	1,738.86
Peoples General Account	1,000.00
Peoples Holding Account	7,275.00
Total Bank Accounts	**$10,013.86**
Other Current Assets	
Deferred Salary/Consulting Asset	164,550.29
Deferred Tax Asset	146,000.00
Other Current Asset	19,300.00
Payroll Refunds	25.00
Prepaid Expenses	0.00
Uncategorized Asset	7,021.05
Total Other Current Assets	**$336,896.34**
Total Current Assets	**$346,910.20**
Fixed Assets	
Accumulated Depreciation	-1,142.00
Buildout	6,982.00
Furniture & Equipment	7,148.85
Patents	53,838.00
Accumulated Amortization	-1,426.00
Total Patents	**52,412.00**
Total Fixed Assets	**$65,400.85**
Other Assets	
Loans made	8,000.00
Total Other Assets	**$8,000.00**
TOTAL ASSETS	**$420,311.05**

Enervolt

BALANCE SHEET

As of December 31, 2018

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-6,490.00
Total Accounts Payable	**$ -6,490.00**
Credit Cards	
Credit Cards Payable	24,070.67
Total Credit Cards	**$24,070.67**
Other Current Liabilities	
Direct Deposit Payable	0.00
Expenses due to Shareholders	9,871.58
Other Current Liabilities	3,300.00
Payroll Liabilities	
Accrued wages	16,000.00
Federal Taxes (941/944)	1,019.66
Federal Unemployment (940)	168.00
OR Employment Taxes	-0.70
OR Income Tax	97.11
OR Statewide Transit Taxes	10.02
Total Payroll Liabilities	**17,294.09**
Reserve Line	0.00
Total Other Current Liabilities	**$30,465.67**
Total Current Liabilities	**$48,046.34**
Long-Term Liabilities	
Shareholder Notes Payable	9,500.00
Total Long-Term Liabilities	**$9,500.00**
Total Liabilities	**$57,546.34**
Equity	
Common Stock	1,686,735.25
Start Engine Common Stock	117,017.50
Total Common Stock	**1,803,752.75**
N/P Related Parties	0.00
Paid in Capital	0.00
Retained Earnings	-1,213,387.89
Net Income	-227,600.15
Total Equity	**$362,764.71**
TOTAL LIABILITIES AND EQUITY	**$420,311.05**